October 28, 2004

VIA EDGAR AND VIA FACSIMILE

U.S. Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
Attention: Sonia Barros
Mail Stop 0309

Re:	WellCare Health Plans, Inc. Form 10-Q for Quarter ended June 30, 2004 filed August 13, 2004 File No. 001-32209

     On behalf of WellCare Health Plans, Inc. (the “Company”), we submit the following responses to the comments contained in the letter of comment of the Commission staff (the “Staff”) dated September 21, 2004. The headings and numbered comments below correspond to the headings and numbers noted in such letter.

Part II, Item I. Legal Proceedings

1.	We note your response to our prior comment 1. While Item 103 of Regulation S-K does not explicitly state you must disclose the amount of damages sought, it does require disclosure of “the relief sought.” We believe that the prudent approach to providing Item 103 disclosure is to disclose the amount of damages sought by the plaintiff and then place that disclosure in the appropriate context with an explanation that you believe the possibility of loss is remote and your reasons why. Please confirm to us that you will comply with this approach in future filings. If you disagree, please advise us accordingly.

     Response: The Company acknowledges the Staff’s comment. The Company supplementally advises the Staff that it believes that, while disclosure of the amount of damages sought by a plaintiff may be appropriate in many cases, for the reasons set forth in the Company’s letter to the Staff dated August 24, 2004, in certain cases such disclosure may be misleading to investors and inappropriate. Accordingly, in future filings containing Item 103 disclosure, the Company intends to evaluate the appropriateness of including disclosure of the amount of damages sought on a case-by-case basis.

U.S. Securities and Exchange Commission
October 28, 2004

2.	We note your response to our prior comment 2. Please confirm to us that you will disclose in future filings your analysis of why this or any other material legal proceeding will not have a material adverse effect on your business.

     Response: The Company acknowledges the Staff’s comment and confirms that it will disclose in future filings its analysis as to why a material legal proceeding will not have a material adverse effect on its business, if applicable.

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     Please do not hesitate to call me at (202) 533-2338 or Jason Simon at (703) 749-1386 should you have any questions concerning this filing or any of the above responses.

Very truly yours,

/s/ Stephen A. Riddick

Stephen A. Riddick

cc:      Todd S. Farha